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                                   UNITED STATES
                     OFFICE OF THE COMPTROLLER OF THE CURRENCY
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Incomnet, Inc.
           --------------------------------------------------------
                                  (Name of Issuer)

                                       Common
           --------------------------------------------------------
                           (Title of Class of Securities)

                                     453365207
                      -----------------------------------------
                                   (CUSIP Number)

                                   Denis Richard
                                  2801 Main Street
                                  Irvine, CA 92614
                                   (714) 251-8000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 September 29, 1998
                      -----------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No. 453365207
          ---------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Denis Richard       S.S. No. 88-0241740
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /
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  3    OCC USE ONLY
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  4    SOURCE OF FUNDS*
       00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  / /
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Canadian
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                  7   SOLE VOTING POWER
   NUMBER OF          13 shares of Preferred convertible into 1.3 million
     SHARES           shares of common stock. (See Item 3)
  BENEFICIALLY        ---------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
     EACH
   REPORTING          - 0 -
    PERSON            ---------------------------------------------------------
     WITH         9   SOLE DISPOSITIVE POWER
                      13 shares of Preferred convertible into 1.3 million
                       shares of Common Stock. (See Item 3)
                      ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      - 0 -
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13 shares of Preferred convertible into 1.3 million shares of Common Stock (See Item 3)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6%  (See Item 5)
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  14   TYPE OF REPORTING PERSON*
       IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D
CUSIP No. 453365207
          ---------

ITEM 1.   SECURITY AND ISSUER

     The securities to which this statement relates is the Series D Convertible Preferred Stock (the "Series D Preferred Stock") of Incomnet, Inc. (the "Issuer") which, subject to certain conditions is convertible into common stock of the Issuer. Effective September 29, 1998, the Issuer's principal executive office moved to 2801 Main Street, Irvine, California 92614. Prior to that date, the Issuer's principal executive office was located at 20501 Ventura Boulevard, Suite 205, Woodland Hills, California 91364.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Denis Richard (the "Reporting Person").

     (b)  Business address:  2801 Main Street, Irvine, California 92614.

     (c) A director and President and Chief Executive Officer of the Issuer and a director and President and Chief Executive Officer of National Telephone & Communications, Inc., a wholly-owned subsidiary of the Issuer ("NTC"). The principal business address of the Issuer and NTC is 2801 Main Street, Irvine, California.

     (d) The Reporting Person has never been the subject of a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

     (e) The Reporting Person is not and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  Canadian

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Issuer, NTC and Reporting Person entered into an employment agreement effective September 29, 1998 (the "Employment Agreement"), a copy of which is attached hereto as EXHIBIT 1 relating to Reporting Person's employment as President and Chief Executive Officer of the Issuer.
     As part of the compensation to be paid by the Issuer to Reporting
     Person under the terms of the Employment Agreement, the Issuer has agreed to issue to Reporting Person 13 shares of the Issuer's Series D Preferred Stock (inadvertently referred to as Series C Preferred Stock in the Employment Agreement). The Series D Preferred Stock will be convertible into an aggregate of 1,300,000 shares of Issuer's Common
     Stock at such time as the Issuer's Certificate of Incorporation has been amended to increase the authorized number of shares of the Issuer's
     Common Stock to permit such conversion. The issuance to the Reporting Person of the Series D Preferred Stock is subject (i) to the completion of a Certificate of Determination that establishes the rights, preferences, privileges and restrictions of such Series D Preferred Stock and (ii) the filing of the Certificate of Determination with the Office of the California Secretary of State. The 13 shares of Series D Preferred
     Stock will be entitled to vote with the common stockholders on all matters on an as-converted-to-Common basis (i.e., the right to 1.3 million Common votes). Under the terms of the Employment
     Agreement, the

                                       3
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                                  SCHEDULE 13D
CUSIP No. 453365207
          ---------

     Series D Preferred Shares and the shares of the Issuer's Common Stock that would be issued upon conversion of the Series D Preferred Shares are subject to (i) a thirty-day right of first refusal in favor of the Issuer (the "Issuer's Repurchase Right") should Reporting Person at any time desire to sell, transfer or assign any of such securities; and (ii) a right in favor of the Issuer to repurchase all, but not less than all, of such securities should Reporting Person terminate voluntarily without "Good Reason" or be terminated by the Issuer for "Cause" prior to the first anniversary of the Employment Agreement (the "Issuer's Repurchase Option"). The purchase price for the securities purchased by the Issuer under the Issuer's Repurchase Right or under the Issuer's Repurchase Option shall be the then current per share market price reduced by $2.1775. The grant of the Series D Preferred Stock by the Issuer to Reporting Person represents compensation from the Issuer and no consideration will be paid by Reporting Person either for such Series D Preferred Stock or upon the conversion of the Series D Preferred Stock into shares of the Issuer's Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     Reporting Person's right to receive the Series D Preferred Stock is pursuant to the terms of his Employment Agreement. The Series D Preferred Stock, and the Issuer's common stock to be issued upon the conversion of the Series D Preferred Stock, are being acquired by the Reporting Person for investment purposes. Reporting Person may make additional purchases or acquisitions of the Issuer's Common Stock or may dispose of some or all of such Common Stock owned by him in the future in amounts and at such times which have not been determined subject, however, to the Issuer's Repurchase Right and Option described in Item 3 above.

     In Reporting Person's capacity as a director and President and Chief Executive Officer of the Issuer and NTC, Reporting Person will be in a position to consider a variety of corporate transactions and matters, including, but not limited to, (i) material changes in the present capitalization or dividend policy of the Issuer; (ii) any other material change in the Issuer's business or corporate structure; (iii) changes in the Issuer's charter, bylaws or other actions which may impede the acquisition of control of the Issuer by any person and (iv) any similar actions.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) (b) As of the date hereof, Reporting Person does not own any shares of the Issuer's Common Stock. However, as of the date hereof, the Reporting Person has the right to receive, pursuant to the terms of the Employment Agreement, 13 shares of the Issuer's Series D Preferred Stock, each of which Series D Preferred Stock may be converted into 100,000 shares of the Issuer's Common Stock, for an aggregate of 1,300,000 of the Issuer's Common Stock upon condition that the Company increases the amount of authorized Common Stock. The 1.3 million shares of Common Stock represents: (i) approximately 6% of 21.3 million shares (consisting of 20 million shares currently outstanding and 1.3 million shares that would be issued to Reporting Person upon conversion to common following shareholder approval of an increase in the number of authorized common shares); or (ii) approximately 4% of the estimated 32,721,541 shares that are currently expected to be outstanding assuming (a) shareholder approval of an increase in the authorized amount of common stock;
               (b) exercise of outstanding options and warrants with exercise prices below $2.00; (c) issuance of common stock currently owed to

                                       4
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                                  SCHEDULE 13D
CUSIP No. 453365207
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               three former holders of the Issuer's preferred stock who
               tendered shares for conversion to common in June, 1998 at a time when the Company had insufficient authorized common stock available to effect the exchange; (d) the minimum number of shares that are expected to be issued under the Company's signed settlement of the class action lawsuit (assuming final court approval of such settlement); (e) shares that will be issued to Denis Richard upon conversion of the Series D Preferred Stock; and (f) shares that may be issued to Mr. John Casey, the Company's single largest shareholder, assuming (x) Mr. Casey exercises his option to buy 1,598.2 shares of the Company's Preferred Stock from various preferred stockholders, (y) the Company cannot legally purchase such preferred stock, and (z) the Company permits Mr. Casey to offer the common stock issuable in respect of such preferred stock that would otherwise issuable to Mr. Casey on a pro-rata basis to all stockholders.

               At such time as the Series D Stock has been issued to Reporting Person, he will have sole voting power over the Series D Preferred and entitled to vote together with the common stockholders on an as-converted-to-Common-basis. Upon conversion by Reporting Person of this Series D Preferred into shares of the Issuer's Common Stock, Reporting Person will have sole dispositive power and will have sole voting power over 1,300,000 shares of the Issuer's Common Stock.

     (c) Reporting Person's right to receive 13 shares of the Issuer's Series D Preferred Stock is pursuant to the Employment Agreement. No cash consideration was paid by Reporting Person for such right.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Series D Preferred Stock to be issued to Reporting Person or the Common Stock to be issued upon conversion of such Series D Preferred Stock.

     (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relations (legal or otherwise) between the Reporting Person or any other person with respect to the securities of the Company with the exception of the Employment Agreement attached hereto as Exhibit 1.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Employment Agreement among the Issuer, NTC and Reporting Person dated as of September 29, 1998.

                                       5

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                                  SCHEDULE 13D
CUSIP No. 453365207
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  OCTOBER 9, 1998                   /S/ DENIS RICHARD
                                          -------------------------------
                                          DENIS RICHARD






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                                  SCHEDULE 13D
CUSIP No. 453365207
          ---------

                                 EXHIBIT INDEX
          Exhibit 1 Employment Agreement among the Issuer, NTC and Reporting Person dated as of September 29, 1998.